Exhibit 8.1

Subsidiaries of A2Z Smart Technologies Corp.

Legal Name of Subsidiary	Jurisdiction of Organization

A2Z Advanced Solutions Ltd	Israel

Isramat Ltd.	Israel

AAI Advanced Automotive Innovations Inc.	Ontario, Canada

A2Z Military Solutions Ltd	Israel

Cust2Mate Ltd	Israel